EXHIBIT 99.1

PRESS RELEASE

Banro Files NI 43-101 Technical Report on Namoya Project

Toronto, Canada – March 12, 2012 – Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") announces that it has filed on SEDAR and EDGAR a National Instrument 43-101 technical report in respect of the Company’s Namoya Phase 1 Gold Project.  This report, which was prepared by Venmyn Rand (Pty) Ltd, is dated January 24, 2012 and entitled “National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo”.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of four additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.  Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt.  The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company and as such maximize the return on capital and limits the dilution to shareholders as the Company develops this prospective gold belt.  All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, follow us on Twitter (@banrocorp) or contact:
Simon Village, President & CEO, United Kingdom, Tel: +44 (0) 788 405 4012,
or
Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, Canada; +1 (416) 366-2221,
or
Naomi Nemeth, Investor Relations, Toronto, Ontario, Canada, +1 (416) 366-2221 Ext. 2802 or +1-800-714-7938, info@banro.com